

November 30, 2016

<u>Via E-mail</u>
W. Alexander Holmes
Director and Chief Executive Officer
MoneyGram International, Inc.
2828 N. Harwood St., 15th Floor
Dallas, Texas 75201

      **Re: MoneyGram International, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2015
          Filed March 2, 2016
          File No. 1-31950**

Dear Mr. Holmes:

     We refer you to our comment letter dated October 27, 2016, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ Cecilia Blye

                    Cecilia Blye, Chief
                    Office of Global Security Risk

cc: Barbara Jacobs
       Assistant Director
       Division of Corporation Finance